Exhibit 2.6

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 (this “Amendment”), dated as of October 3, 2017, to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 6, 2017, is by and among LiveXLive Media, Inc., a Delaware corporation (“Buyer”), LXL Video Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Buyer (“Merger Sub”), Snap Interactive, Inc., a Delaware corporation (the “Company”), and Jason Katz in his capacity as the stockholders’ agent (the “Stockholders’ Agent”). Buyer, Merger Sub, the Company and the Stockholders’ Agent are each sometimes referred to collectively as the “Parties.”

WHEREAS, the Parties desire to amend certain provisions of the Merger Agreement as described herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in the Merger Agreement and this Amendment, and for other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Parties agree as follows:

1.             Definitions. Terms used and not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

2.             Amendment. Section 8.2(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(a)         the Buyer Public Offering shall not have priced on or before 5:00 p.m. (New York Time) on October 27, 2017, or the Closing shall not have occurred by the earlier of: (i) a commercially reasonable period of time following the closing of the Buyer Public Offering (taking into account all SEC and other regulatory requirements in connection with the Information Statement and Form S-4) or (ii) January 3, 2018, or such other dates and times as may have been agreed upon in writing by Buyer and the Company (such applicable date, the “Outside Date”);”

3.             Effect of Amendment. This Amendment shall not constitute an amendment or waiver of any provision of the Merger Agreement not expressly amended or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein. The Merger Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is in all respects ratified and confirmed hereby.

4.             Counterparts. This Amendment may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Amendment.

5.             Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

6.             Other Miscellaneous Terms. The provisions of Article IX (Miscellaneous) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

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IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed as of the date first written above.

LIVEXLIVE MEDIA, INC.

By:	/s/ Jerome N. Gold
Name: Jerome N. Gold
Title: Executive Vice President and CFO

LXL VIDEO ACQUISITION CORP.

By:	/s/ Jerome N. Gold
Name: Jerome N. Gold
Title: CFO and Secretary

SNAP INTERACTIVE, INC.

By:	/s/ Jason Katz
Name: Jason Katz
Title: President

/s/ Jason Katz
JASON KATZ